# ChipBrain

# Emotionally Intelligent AI for Sales Professionals



# THE PROBLEM

Traditional training can't provide what sales reps actually need:
**real-time, on-the-call coaching**.

More than 50% of sales reps miss their quotas *(Forbes)*

Traditional sales training is inadequate

One in four sales reps believes their training is ineffective *(Training Industry)*

# THE SOLUTION

ChipBrain is building an emotionally intelligent AI assistant that provides live coaching to sales professionals during customer calls to help them communicate more effectively.

- Uses machine learning to provide real-time feedback

- Informs sales reps about the changing emotional state of the customer

- Suggests what to say, when to say it, and how to say it in order to close a deal

- Provides post-call performance reports and holistic view of customer emotions via dashboard



"AI is the top growth area for sales teams — its adoption is forecasted to grow 139% over the next three years" — Salesforce

# MARKET OPPORTUNITY

ChipBrain is emerging at a time when more sales teams are going virtual and embracing AI.

**$1.1 billion**

enablement software market expected to reach $2.6 billion over the next 4 years (marketandmarket.com)

**60%**

of sales reps reported that they've increased the amount of time spent virtually connecting with customers

**"AI can create $1.4 trillion to $2.6 trillion of value in marketing and sales across the world's businesses"**
— McKinsey

# COMPETITIVE ADVANTAGES

ChipBrain's competitive advantages include a team of MIT doctorates, researchers and engineers, a board of accomplished business leaders with decades of sales experience, and state-of-the-art machine learning models and research.







A data-driven approach to steering sales conversations

Personalized feedback on individual sales reps' strengths and weaknesses

Real-time automated coaching for sales reps

# BUSINESS MODEL

ChipBrain is a B2B software-as-a-service (SaaS) company.

- ✓ Subscription model

- ✓ Distributed as a standalone product and as an add-on to existing CRMS via key partnerships



# TEAM

ChipBrain is led by MIT, Harvard and London School of Economics graduates, highly experienced in artificial intelligence, software engineering, and sales management.



### Lisa Vo
Founder & CEO
- B.A. Computer Science, Harvard University
- Co-Founder Bluebonnet Data
- Software Engineer, Palantir Technologies



### Harry Rein
Senior Engineer
- B.S. and M.S. in Computer Science, MIT
- Founder, Shop My Shelf
- Software Developer, Oracle



### Curtis Northcutt
Founder & CTO
- M.S. Computer Science, MIT
- PhD Candidate Computer Science, MIT
- Chief AI Scientist, Knowledge AI
- Research Scientist, Facebook Reality Labs



### John Heyer
Senior Engineer
- B.S. and M.S. in Computer Science, MIT
- Software Development Engineer Alexa AI, Amazon
- Graduate Research and Teaching Assistant, MIT

# TEAM



### Harrison Wang
Senior Engineer
- B.S. and M.S. in Computer Science, MIT
- Software Engineer, Inkbit
- Research Scientist, MIT Computational Fabrication Group



### John Fanning
Founder & Advisor
- Former CEO and founding Chairman of napster
- Founder of NetGames
- Founder of NetCapital



### Kenneth Acquah
Senior Engineer
- B.S. Computer Science/Mathematical Economics, MIT
- Researcher, MIT Computer Science and AI Lab
- Researcher, IBM



### Patrick Cahill
Sales
- 30 Years Sales and Sales Training Experience
- Managing Director, MAC Venture Group
- MBA, London School of Economics

We believe that artificial intelligence can help salespeople become more emotionally intelligent, more persuasive, and ultimately more effective.